

FOR IMMEDIATE RELEASE
For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU REPORTS CONSOLIDATED FIRST QUARTER 2009 RESULTS[1]

FIRST QUARTER

Revenues Up 11.0%, Operating Income Decreased 3.0%, EBITDA[2] Up 0.4%,

Net Income Increased 0.5% to US$0.93 per ADR

(Santiago, Chile, April 30, 2009) - CCU (NYSE: CCU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter 2009. All US$ figures are based on the exchange rate effective March 31, 2009 (US$1.00 = Ch$583.26).

COMMENTS FROM THE CEO[3]

Considering the present economic scenario, both domestic and international, we are pleased with CCU's performance in the first quarter 2009. In comparing figures, we have to keep in mind that the first quarter of 2009 was extraordinary in many respects: the estimated Chilean GDP declined 2.9% vs. a growth of 3.4% in Q1'08 and the Q1'09 average exchange rate per US$ was Ch$607, or 31% higher, in comparison to Ch$464 in Q1'08, which is particularly relevant for CCU since most of the raw material is indexed to the US dollar. We have had four monthly consecutive negative CPIs variations from November 2008 to February 2009, showing a sign of economic slow down. In the described scenario we were able to increase our sale volumes by 3.4%, due to the operations we acquired in 2008: Inversora Cervecera S.A. (ICSA) in Argentina and Viña Tarapacá (VT) in the wine segment. According to Chilean GAAP, comparative figures must be adjusted by the last 12 months inflation, which was 5.5%. Nevertheless, we were able to grow our revenues by 11%, increase our profit by 0.5% and our EBITDA by 0.4%.

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[1] According to Chilean GAAP, comparative figures must be adjusted for the 12 months inflation, measured from February'08 to February'09 (5.5%).
[2] EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before the exhibits. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.
[3] All comments are referred to first quarter 2009 figures.



The Chilean beer segment had a higher average price of 3.1%, which almost compensated the drop in volumes of 4%, resulting in a slight decrease in revenues (-0.7%). The cost per Hl increased mainly due to the higher US$ cost of malt and the higher average exchange rate of the US$ to the Ch$ (31%). For the rest of the year, we expect to benefit from a lower cost in US$ of raw material. SG&A expenses were kept under control, and showed a decrease of 2.3%. Consequently, the operating profit and EBITDA declined by 19.8% and 17.2%, respectively.

The Argentine beer business grew its revenues by 80.6%, improved its operating profit and EBITDA by 148.4% and 120.8%, respectively, mainly due to a 31.5% growth in volumes, of which 2.6% was organic and the rest coming from the former ICSA brands acquired in April 2008, and an average price 37% higher in Chilean pesos. In dollar terms, revenues grew by 48.6%, operating profit increased by 96.7% and EBITDA improved in 74.7%.

The non-alcoholic beverages segment decreased its revenues by 2.5%, mainly as a result of 4% lower volumes, partially offset by 2.3% higher average prices. Nectars had an outstanding performance with an 8.9% higher volume and the other categories volumes fell by mid single digits. The US$ PET price decreased by 20% with respect to Q1'08, which more than compensated the US$ price increase of sugar; therefore the higher unitary cost in Chilean pesos is mainly related to the higher exchange rate. We will benefit provided that price of commodities in dollar terms decrease.

The wine business revenues increased by 44.9% due to an 8.8% increase in volumes coupled with 30.7% increase in the average price. The new brands resulting from the merge of Viña San Pedro (VSP) and VT explain the volume increase and the improvement in average prices. In all, the operating profit improved from negative Ch$292 to positive Ch$377 and the EBITDA was higher by 124.2%.

The spirits business continued with the strategy to focus on higher margin products such as premium products and cocktails. Higher average prices by 3.9% and lower volumes of 7.5%, coupled with lower expenses, improved the operating profit by 32.1% and EBITDA by 19.5%.

In summary, the beer Argentina and wine segments, where we significantly invested in 2008, more than doubled their EBITDA, which enable us to slightly increase our consolidated EBITDA.

Regarding to our Balance Sheet structure, in April we issued UF5 million (US$168 million) in 5 and 21 years bonds, in order to refinance our short and mid term liabilities. The local market demand more than doubled the size of the issue, generating attractive rates of UF+3.18% and UF+4.30%, respectively.

The strengthen of our brands and distribution, coupled with the efforts to reduce costs, and lower expected raw material cost in dollar terms, allow us to face with confidence the slowing down economic scenario for 2009.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q1'09 Total revenues increased 11.0% to Ch$214,821 million (US$368.3 million), as a result of 3.4% higher consolidated volume, as well as 8.5% higher average prices. Consolidated volume growth is explained by an increase of 31.5% in beer Argentina and 8.8% in the wine business, partially offset by lower volumes from non-alcoholics beverages, beer Chile and spirits. The increase in average prices is explained by higher prices in all segments.



Revenues by segment

	Q1 (US$ million)				
	2008		**2009**		% Chg.
Beer - Chile	144.4	43.5%	**143.5**	**39.0%**	-0.7%
Beer - Argentina	40.1	12.1%	**72.5**	**19.7%**	80.6%
Non-Alcoholics	101.2	30.5%	**98.7**	**26.8%**	-2.5%
Wine	28.9	8.7%	**41.9**	**11.4%**	44.9%
Spirits	14.5	4.4%	**13.8**	**3.7%**	-4.7%
Others/Eliminations	2.8	NM	**-2.0**	**NM**	NM
TOTAL	331.9	100.0%	**368.3**	**100.0%**	11.0%

GROSS PROFIT

Q1'09 Increased 5.3% to Ch$114,049 million (US$195.5 million) as a result of 11.0% higher revenues, partially offset by 18.2% higher ***cost of goods sold***, which amounted to Ch$100,772 million (US$172.8 million). Cost of goods sold increased in all segments except for spirits, mainly due to higher sale volumes, higher direct costs mostly in the beer businesses, and the higher CLP/ US$ exchange rate. Gross profit margin, as a percentage of sales, decreased from 56.0% in Q1'08 to 53.1% this quarter.

OPERATING RESULT

Q1'09 Amounted to Ch$41,868 million (US$71.8 million), 3.0% lower than Q1'08, due to higher cost of goods sold and selling, general & administrative (SG&A) expenses, partially offset by higher revenues. ***SG&A*** expenses reached Ch$72,181 million (US$123.8 million) in Q1'09, 10.7% higher than in Q1'08, mainly due to the incorporation of the new businesses. SG&A expenses as a percentage of sales decreased from 33.7% in Q1'08 to 33.6% in Q1'09. The consolidated operating margin for the period decreased 2.8 percentage points from 22.3% to 19.5%.



<u>Operating Income and Operating Margin by Segment</u>

	Q1				
	Operating Income (US$ million)			Operating Margin	
	2008	**2009**	**%Chg**	2008	**2009**
Beer - Chile	49.3	**39.5**	**-19.8%**	34.1%	**27.5%**
Beer - Argentina	5.1	**12.8**	**148.4%**	12.8%	**17.6%**
Non-Alcoholics	15.6	**12.9**	**-17.3%**	15.5%	**13.1%**
Wine	-0.5	**0.6**	**NM**	-1.7%	**1.5%**
Spirits	1.3	**1.7**	**32.1%**	8.8%	**12.1%**
Others/Eliminations	3.2	**4.2**	**32.9%**	NM	**NM**
TOTAL	74.0	**71.8**	**-3.0%**	22.3%	**19.5%**

EBITDA[4]

Q1'09 Increased 0.4%, reaching Ch$56,009 million (US$96.0 million) compared to Q1'08, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.8 percentage points lower than in Q1'08, reaching 26.1% in Q1'09.



[4] Please see the note before the exhibits.

EBITDA by segment

	Q1				
	EBITDA (US$ million)			EBITDA margin	
	2008	**2009**	**% Chg**	2008	**2009**
Beer - Chile	58.5	**48.4**	**-17.2%**	40.5%	**33.7%**
Beer - Argentina	7.5	**16.5**	**120.8%**	18.7%	**22.8%**
Non-Alcoholics	19.9	**17.3**	**-12.9%**	19.6%	**17.5%**
Wine	1.9	**4.3**	**124.2%**	6.7%	**10.3%**
Spirits	2.2	**2.6**	**19.5%**	15.1%	**19.0%**
Others/Eliminations	5.7	**6.8**	**19.9%**	NM	**NM**
TOTAL	95.7	**96.0**	**0.4%**	28.8%	**26.1%**

NON-OPERATING RESULTS

Q1'09   Decreased Ch$2,055 million (US$3.5 million) compared to the same quarter last year, from a loss of Ch$3,482 million (US$6.0 million) to a loss of Ch$5,537 million (US$9.5 million).

The decrease in non-operating results is mainly explained by:

- *Other non-operating income/expenses,* which decreased Ch$1,862 million (US$3.2 million) from a gain of Ch$211 million (US$0.4 million) in Q1'08 to a loss of Ch$1,651 million (US$2.8 million) this quarter, mainly due to non-recurrent severance payments related to the termination of the production of soft drinks in the Talcahuano plant.

- *Net financial expenses*, which increased Ch$944 million (US$1.6 million) in Q1'09, mainly due to the higher level of financial debt related with the acquisition of VT and the additional debt contributed by VT to the Balance Sheet.

This decrease was partially offset by:

- *Net foreign currency exchange result and price level restatement*, which showed a better result of Ch$749 million (US$1.3 million), from a loss of Ch$1,346 million (US$2.3 million) to a loss of Ch$597 million (US$1.0 million), mainly due to the impact of a negative CPI variation in the quarter.

NET INCOME

Q1'09   Remained almost flat at 0.5% in relation to Q1'08, reaching Ch$34,655 million (US$59.4 million), mainly due to lower operating and non-operating results, partially offset by lower income taxes.

BUSINESS UNITS HIGHLIGHTS (Exhibit 2)

Business segments are currently reflected in the same way that each Strategic Business Unit (SBU) are managed. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. Corporate shared services and distribution and logistics expenses have been allocated to each SBU's based on service level agreements. The non-allocated corporate overhead expenses and the results of the logistics subsidiary (which until last year were distributed in each business segment), have been included now in "Others/Eliminations". For comparison purposes, last year figures were reclassified according to this criterion. As of 2009, confectionery sales are directly performed by Foods Compañía de Alimentos S.A., which is not consolidated in CCU. Until December 2008, confectionery sales were done by the non-alcoholics beverages subsidiary, therefore, were consolidated and included in last year "Others/Eliminations".

(** Note: the comments below regarding volumes and pricing refer to Q1'09.)

BEER CHILE

Revenues decreased 0.7% to Ch$83,683 million (US$143.5 million), as a result of 4.0% lower sale volumes, almost fully offset by 3.1% higher real average prices.

Operating Income decreased 19.8% to Ch$23,047 million (US$39.5 million), mainly as a result of higher cost of goods sold, partially offset by lower SG&A expenses. ***Cost of goods sold*** increased 18.5% to Ch$36,511 million (US$62.6 million), mainly due to a higher exchange rate and higher cost of US$ traded raw material. As a percentage of sales, cost of goods sold increased from 36.6% to 43.6%. ***SG&A*** expenses decreased 2.3% to Ch$24,126 million (US$41.4 million), mainly as result of lower marketing expenses and lower sale volumes. As a percentage of sales, SG&A expenses reached 28.8%, 0.5 percentage points lower than in Q1'08. As a consequence, the operating margin decreased from 34.1% to 27.5%.

EBITDA decreased 17.2% to Ch$28,225 million (US$48.4 million), while the EBITDA margin was 33.7% of sales, 6.8 percentage points lower than in Q1'08.

Comments Revenues slightly decreased during the quarter, mainly as a result of lower volumes. The higher cost of raw material and the higher exchange rate put pressure on the margins. For the rest of the year, we expect to benefit from the lower cost in US$ of raw material. SG&A expenses were kept under control, and showed a decrease of 2.3%.

BEER ARGENTINA[5]

Revenues increased 80.6% to Ch$42,260 million (US$72.5 million), due to 31.5% and 37.0% higher sale volumes and average prices, respectively, measured in Chilean pesos. In dollar terms, revenues grew 48.6% and prices 13.2%.

Operating Income increased 148.4% from Ch$2,998 million (US$5.1 million) in Q1'08 to Ch$7,447 million (US$12.8 million) in Q1'09. The operating income in dollar terms increased 96.7%, as a result of higher sale volumes and prices. **Cost of goods sold** in dollar terms increased 38.3%, mainly due to higher sale volumes and fixed expenses of the Luján Plant. As a percentage of sales, in Chilean pesos, cost of goods sold decreased from 48.6% to 43.1%. **SG&A** expenses, in dollar terms, increased 44.3%, mainly due to higher volumes and higher fixed SG&A expenses of the Luján plant. As a percentage of sales, in Chilean pesos, SG&A expenses increased from 38.5% to 39.3%. As a consequence, the operating margin, in Chilean pesos, increased from 12.8% in Q1'08 to 17.6% this quarter.

EBITDA increased 120.8% from Ch$4,366 million (US$7.5 million) to Ch$9,641 million (US$16.5 million) this quarter, while the EBITDA margin increased 4.2 percentage points reaching 22.8%, compared with 18.7% in Q1'08. In dollar terms EBITDA grew by 74.7%.

Comments During the quarter our subsidiary in Argentina continued with its good performance, increasing its volumes considerably, mainly as a result of the incorporation of ICSA brands and the good performance of Budweiser.

NON-ALCOHOLIC BEVERAGES

Revenues decreased 2.5% to Ch$57,560 million (US$98.7 million), due to 4.0% lower sale volumes, partially offset by 2.3% higher average prices.

Operating Income decreased 17.3% from Ch$9,120 million (US$15.6 million) in Q1'08 to Ch$7,541 million (US$12.9 million) this quarter, as a result of lower revenues and higher cost of goods sold, partially offset by lower SG&A expenses. **Cost of goods sold** increased 1.2% to Ch$28,512 million (US$48.9 million) mainly

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[5] The results in Chilean pesos are distorted because the figures of 2008 were converted at the exchange rate of March 2008, then they were adjusted by the Chilean inflation rate of the last twelve months and those figures are compared with the ones obtained this year, which were converted to Chilean pesos at a higher exchange rate.

due to higher direct costs, principally as a consequence of the higher exchange rate. As a percentage of sales, cost of goods sold increased from 47.7% to 49.5%. **SG&A** expenses decreased 5.0% to Ch$21,507 million (US$36.9 million), mainly due lower marketing expenses and a strict fixed cost control. As a percentage of sales, SG&A expenses decreased 1.0 percentage point from 38.3% to 37.4% during the quarter. Accordingly, the operating margin decreased from 15.5% to 13.1% in Q1'09.

EBITDA decreased 12.9% from Ch$11,594 million (US$19.9 million) in Q1'08 to Ch$10,100 million (US$17.3 million) in Q1'09. The EBITDA margin decreased from 19.6% in Q1'08 to 17.5% this quarter.

Comments During the first quarter 2009, Nectars had an outstanding performance with 8.9% higher volumes and the other categories fell by mid single digits. Also, the termination of the production of soft drinks in the Talcahuano plant took place. During the quarter, Cachantun Mas Woman was launched as a multi-functional flavored mineral water for women, with calcium, vitamin E, aloe vera and fiber.

WINE

Revenues increased 44.9% to Ch$24,455 million (US$41.9 million), due to 8.8% increase in volumes coupled with 30.7% increase in average prices.

Operating Income increased Ch$669 million (US$1.1 million) from a loss of Ch$292 million (US$0.5 million) in Q1'08 to a profit of Ch$377 million (US$0.6 million) in Q1'09, explained by higher revenues, partially offset by higher cost of goods sold and SG&A expenses. **Cost of goods sold** increased 43.8%, from Ch$11,246 million (US$19.3 million) in Q1'08 to Ch$16,174 million (US$27.7 million) this quarter, mainly explained by the consolidation of the VT operation and higher sale volumes. As a percentage of sales, cost of goods sold decreased from 66.6% to 66.1%. **SG&A** expenses increased 33.5% to Ch$7,904 million (US$13.6 million), mainly due to the consolidation of the VT expenses. As a percentage of sales, SG&A expenses decreased from 35.1% to 32.3% this quarter. Accordingly, the operating margin increased from a negative 1.7% in Q1'08 to a positive 1.5% in Q1'09.

EBITDA increased 124.2%, from Ch$1,126 million (US$1.9 million) to Ch$2,525 million (US$4.3 million), while the EBITDA margin increased 3.7 percentage points, from 6.7% to 10.3%.

Comments The profitability of this segment improved as a result of higher volumes coupled with higher average prices. The new brands resulting from the merge of Viña San Pedro (VSP) and VT explain the volume increase and the improvement in average prices. The 31.7% average price increase in the



domestic market is due to the new brands. In USD terms the export price was US$22.3 per case, 1cent lower than in 2008; however, in Chilean pesos it was 21.5% higher in real terms, due to the effect of exchange rate fluctuation.

SPIRITS

Revenues decreased 4.7% to Ch$8,041 million (US$13.8 million), due to 7.5% lower volumes, partially offset by 3.9% higher real average prices.

Operating Income improved 32.1%, or Ch$238 million (US$0.4 million), from Ch$739 million (US$1.3 million) to Ch$977 million (US$1.7 million) in Q1'09, mainly due to lower cost of goods sold and SG&A expenses. *Cost of goods sold* decreased 3.0% to Ch$4,216 million (US$7.2 million) in Q1'09, mainly as a result of lower volumes. As a percentage of sales cost of goods sold increased 0.9 percentage points from 51.5% to 52.4%. *SG&A* expenses decreased 15.0% to Ch$2,848 million (US$4.9 million) in Q1'09, mainly as a consequence of lower distribution and marketing expenses. As a percentage of sales, SG&A expenses decreased from 39.7% to 35.4%. Accordingly, the operating margin improved from 8.8% in Q1'08 to 12.1% in Q1'09.

EBITDA improved 19.5%, or Ch$248 million (US$0.4 million), from Ch$1,276 million (US$2.2 million) in Q1'08 to Ch$1,524 million (US$2.6 million) in Q1'09, while the EBITDA margin improved 3.8 percentage points from 15.1% to 19.0%.

Comments During this quarter, the profitability of this segment continued improving as a consequence of the strategy to focus on higher margin products such as premium products and cocktails. Higher average prices and lower volumes, coupled with lower expenses, improved the operating profit and EBITDA.

(Three exhibits to follow)

Note: EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company's operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU's presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 and 2.



Exhibit 1: Income Statement (First Quarter 2009)

| | Ch$ millions | | US$ millions (1) | | |
	Q1'09	Q1'08	Q1'09	Q1'08	% Change
Net sales	214,821	193,567	368.3	331.9	11.0%
Cost of goods sold	(100,772)	(85,223)	(172.8)	(146.1)	18.2%
% of sales	46.9%	44.0%	46.9%	44.0%	
Gross profit	114,049	108,344	195.5	185.8	5.3%
% of sales	53.1%	56.0%	53.1%	56.0%	
SG&A	(72,181)	(65,176)	(123.8)	(111.7)	10.7%
% of sales	33.6%	33.7%	33.6%	33.7%	
Operating income	41,868	43,168	71.8	74.0	-3.0%
% of sales	19.5%	22.3%	19.5%	22.3%	
Non-operating result					
Financial income	1,381	988	2.4	1.7	39.8%
Equity in NI of rel. companies	79	(200)	0.1	(0.3)	NM
Other non-operating income	255	835	0.4	1.4	-69.4%
Amortization of goodwill	(971)	(694)	(1.7)	(1.2)	39.9%
Interest expenses	(3,777)	(2,440)	(6.5)	(4.2)	54.8%
Other non-operating expenses	(1,906)	(624)	(3.3)	(1.1)	205.5%
Price level restatement	1,132	122	1.9	0.2	826.1%
Currency exchange result	(1,729)	(1,469)	(3.0)	(2.5)	17.8%
Total	(5,537)	(3,482)	(9.5)	(6.0)	59.0%
Income before taxes	36,331	39,686	62.3	68.0	-8.5%
Income taxes	(940)	(4,581)	(1.6)	(7.9)	-79.5%
Tax rate	2.6%	11.5%	2.6%	11.5%	
Minority interest	(844)	(625)	(1.4)	(1.1)	35.1%
Amort. of negative goodwill	108	12	0.2	0.0	789.8%
Net income	34,655	34,493	59.4	59.1	0.5%
% of sales	16.1%	17.8%	16.1%	17.8%	
Earnings per share	108.81	108.30	0.19	0.19	0.5%
Earnings per ADR	544.03	541.49	0.93	0.93	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	13,833	12,491	23.7	21.4	10.7%
Amortization	308	136	0.5	0.2	126.5%
EBITDA	56,009	55,795	96.0	95.7	0.4%
% of sales	26.1%	28.8%	26.1%	28.8%	
Capital expenditures	12,434	16,594	21.3	28.5	-25.1%

(1) Exchange rate: US$1.00 = Ch$583.26



Exhibit 2: Segment Information - First Quarter 2009

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others/Eliminations	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
OPERATING RESULTS												
(all figures in Ch$ millions)												
Revenues												
Core products	82,173	82,963	41,124	23,102	56,162	57,227	22,389	15,739	7,932	8,248	0	2,998
Other products	1,511	1,272	1,136	302	1,397	1,787	2,065	1,135	109	185	(1,178)	(1,390)
Total	83,683	84,235	42,260	23,404	57,560	59,013	24,455	16,874	8,041	8,433	(1,178)	1,608
% change	-0.7%		80.6%		-2.5%		44.9%		-4.7%			
Cost of sales	(36,511)	(30,809)	(18,203)	(11,385)	(28,512)	(28,175)	(16,174)	(11,246)	(4,216)	(4,345)	2,844	736
% of sales	43.6%	36.6%	43.1%	48.6%	49.5%	47.7%	66.1%	66.6%	52.4%	51.5%	NM	NM
SG&A	(24,126)	(24,687)	(16,610)	(9,021)	(21,507)	(22,629)	(7,904)	(5,920)	(2,848)	(3,349)	813	430
% of sales	28.8%	29.3%	39.3%	38.5%	37.4%	38.3%	32.3%	35.1%	35.4%	39.7%	NM	NM
Operating profit	23,047	28,738	7,447	2,998	7,541	9,120	377	(292)	977	739	2,479	1,865
% change	-19.8%		148.4%		-17.3%		NM		32.1%		32.9%	
% of sales	27.5%	34.1%	17.6%	12.8%	13.1%	15.5%	1.5%	-1.7%	12.1%	8.8%	NM	NM
Depreciation	5,173	5,358	2,180	1,356	2,559	2,474	1,906	1,313	539	525	1,477	1,464
Amortization	5	7	14	12	-	-	242	105	8	11	38	-
EBITDA	28,225	34,103	9,641	4,366	10,100	11,594	2,525	1,126	1,524	1,276	3,993	3,329
% change	-17.2%		120.8%		-12.9%		124.2%		19.5%		19.9%	
% of sales	33.7%	40.5%	22.8%	18.7%	17.5%	19.6%	10.3%	6.7%	19.0%	15.1%	NM	NM
							3.7%					

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine****		Spirits	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
VOLUMES & PRICING										
					Total***		Total			
Volume (HLs)	1,506,894	1,568,978	1,123,641	854,457	1,652,360	1,721,822	198,295	182,204	39,892	43,106
% change	-4.0%		31.5%		-4.0%		8.8%		-7.5%	

Non-Alcoholics:
Soft Drinks	
1,085,634	1,145,973
-5.3%	
Nectars	
181,896	167,019
8.9%	
Mineral Water	
384,830	408,831
-5.9%	

Wine:
Chile - Domestic	
98,928	102,032
-3.0%	
Chile Bottled Exports	
89,577	71,410
25.4%	

Argentina	
9,790	8,761
11.7%	

* Volumes do not include exports of 6,097 HL and 14,867 HL to Chile in Q1'09 and Q1'08, respectively.

** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.

*** In unit cases, sales from the soft drink and mineral water segment totaled 29.1 million and 30.3 million in Q1'09 and Q1'08, respectively.

**** Volumes do not include bulk volumes of 25,724 HL (22,674 HL from Chile exports and 3,050 HL from Argentina) and 26,974 HL (19,480 HL from Chile exports and 7,495 HL from Argentina) in Q1'09 and Q1'08, respectively.

	Beer - Chile		Beer - Argentina		Total		Total		Spirits	
Price (Ch$ / HL)	54,531	52,877	36,402	26,575	33,989	33,236	112,910	86,380	198,830	191,342
% change (real)	3.1%		37.0%		2.3%		30.7%		3.9%	

Non-Alcoholics:
Soft Drinks	
33,569	32,680
2.7%	
Nectars	
46,528	47,049
-1.1%	
Mineral Water	
29,246	29,152
0.3%	

Wine:
Chile - Domestic	
77,938	59,184
31.7%	
Chile Bottled Exports	
147,492	121,422
21.5%	

Argentina	
149,873	117,480
27.6%	



Exhibit 3: Balance Sheet

| | Ch$ millions | | US$ millions (1) | | |
	31-Mar-2009	31-Mar-2008	31-Mar-2009	Mar-31-2008	% Change
ASSETS					
Cash & equivalents	66,162	139,609	113.4	239.4	-52.6%
Other current assets	299,673	215,174	513.8	368.9	39.3%
Total current assets	365,834	354,783	627.2	608.3	3.1%
PP&E, net	502,602	414,099	861.7	710.0	21.4%
Other assets	164,588	104,359	282.2	178.9	57.7%
TOTAL ASSETS	1,033,024	873,241	1,771.1	1,497.2	18.3%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	80,839	7,401	138.6	12.7	992.2%
Other current liabilities	153,340	129,355	262.9	221.8	18.5%
Total current liabilities	234,179	136,757	401.5	234.5	71.2%
Long-term debt (2)	153,990	161,406	264.0	276.7	-4.6%
Other long-term liabilities	43,429	67,008	74.5	114.9	-35.2%
Total long-term liabilities	197,419	228,414	338.5	391.6	-13.6%
Minority interest	91,382	57,144	156.7	98.0	59.9%
Stockholders' equity	510,044	450,926	874.5	773.1	13.1%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	1,033,024	873,241	1,771.1	1,497.2	18.3%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus other liquid assets	66,162	139,609	113.4	239.4	-52.6%
Total financial debt	234,829	168,807	402.6	289.4	39.1%
Net debt (3)	168,667	29,198	289.2	50.1	477.7%
Liquidity ratio	1.56	2.59			
Debt / Capitalization	0.28	0.25			

(1) Exchange rate: US$1.00 = Ch$583.26

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets